

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2021

Yat-Gai Au
Chief Executive Officer
Regencell Bioscience Holdings Ltd
11/F First Commercial Building
33-35 Leighton Road
Causeway Bay, Hong Kong

Re: Regencell Bioscience Holdings Ltd
Registration Statement on Form F-1
Filed March 22, 2021
File No. 333-254571

Dear Mr. Au:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Prospectus Summary, page 1

1. We note your response to our prior comments 4 and 8 and resissue each comment. On page 2 you continue to state that the formula developed by your TCM practitioner has "demonstrated some improvement in patients' condition." On page 63, you continue to state that your product candidates are superior to existing medication, and make the claim that "the patient will eventually live an independent and normal life." Please remove these and any statements that suggest your TCM practitioner's formulae candidates have been proven effective in the past or that your product candidates are or will be effective or safe in the future, as you have conceded that there is no clinical data to support such claims.

Industry Overview, page 45

2.   We note your response to our prior comment 3 and reissue the comment. On page 46 you deleted specific disclosure regarding the United States market, but replaced it, in part, with market data for "across the world," which includes citing a collaboration involving a U.S. university, and have included the U.S. market data on page 47. As your disclosure states you are not pursuing development of your product outside Hong Kong, please remove the references to the U.S. and world market. In the alternative, revise to disclose the regulatory landscape and hurdles you will face in entering the U.S. and other target markets around the world.

Our Business
Research and Development
Our FIrst Research Study in ADHD and ASD, page 54

3.   We reissue our prior comment 6. Please remove the charts and tables reporting results on pages 52-63, including the duplicated table appearing in the Summary on page 4. Because none of your data has been collected in controlled, scientific studies, but rather was collected from parents or caregivers of patients, the "improvement" and "efficacy" percentages are not supported and may be misleading to potential investors. In addition, the chart on page 63 is not appropriate, given that these were not head-to-head studies with the other medicines, treatments and therapies listed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551-3639 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Laura Crotty at (202) 551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joan Wu, Esq.